77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Merrill Lynch Large Cap Value Fund, Inc. held on August 31, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

71,339,285

1,289,417

1,459,742

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

71,195,310

   1,406,296

1,486,837